Report of Independent Registered Public Accounting Firm
The Board of Directors
The Dreyfus/Laurel Funds, Inc.

We have examined managements assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The Dreyfus/Laurel Funds, Inc., which is comprised of Dreyfus Floating Rate Income Fund, (the Fund) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of February 28, 2015, and from August 31, 2014 (the date of the Funds last examination), through February 28, 2015, with respect to securities reflected in the investment accounts of the Fund. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of February 28, 2015 and with respect to agreement of security purchases and sales, for the period from August 31, 2014 through
February 28, 2015:
1.	Obtained The Bank of New York Mellons (the Custodian) security position reconciliations for all securities held by sub custodians and in book entry form and verified that reconciling items were cleared in a timely manner;
2.	Confirmation with the Custodian of all securities held, hypothecated, pledged or placed in escrow or out for transfer with brokers or pledgees;
3.	Confirmation of floating rate loan interests, by correspondence with the agent bank or by other appropriate examination procedures;
4.	Reconciliation of the Funds accounting records to the Custodians records as of February 28, 2015;
5.	Agreement of pending purchase activity for the Fund as of February 28, 2015 to documentation of corresponding subsequent bank statements;
6.	Agreement of pending sale activity for the Fund as of February 28, 2015 to documentation of corresponding subsequent bank statements;
7.	Agreement of a minimum of five security purchases and five security sales from the period August 31, 2014 through February 28, 2015 from the books and records of the Fund to the bank statements noting that they had been accurately recorded and subsequently settled;
8.	Review of the BNY Mellon Asset Servicing Custody and Securities
Lending Services Service Organization Control Report (SOC 1 Report) for
the period January 1, 2014 to December 31, 2014 and noted no relevant findings were reported in the areas of Asset Custody and Control.
9.	We inquired of the Custodian who confirmed that all control policies and procedures detailed in Section III Control Objectives, Controls and
Tests of Operating Effectiveness of the SOC 1 Report, have remained in operation and functioned adequately from January 1, 2015 through
February 28, 2015. In addition, we have obtained written representations from the Custodian confirming the above.We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified
requirements.In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule
17f-2 of the Investment Company Act of 1940 as of February 28, 2015
and from August 31, 2014 through February 28, 2015, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.This report is intended solely for the information and use of management and the Board of Directors of
The Dreyfus/Laurel Funds, Inc., and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ KPMG LLP
New York, New York
December 23, 2015




December 23, 2015
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of The Dreyfus/Laurel Funds, Inc., comprised of
Dreyfus Floating Rate Income Fund, (the Fund), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2015 and from August 31, 2014 through February 28, 2015.

Based on the evaluation, Management asserts that the Fund were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2015 and from August 31, 2014 through February 28, 2015 with respect to securities reflected in the investment accounts of the Fund.

The Dreyfus/Laurel Funds, Inc.



Jim Windels
Treasurer




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